UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Nominal Value Bs. 36.90182224915 Per Share (the “Class D Shares”)

American Depositary Shares, Each Representing Seven Class D Shares (the “ADSs”)

(Title of Class of Securities)

                                                                     P3055Q103 (Class D Shares); 204421101 (ADSs)
(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Ávila Camacho 24

Torre Del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, Mexico

(5255) 5440-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                               April 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 33)

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 2 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Eeach ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 3 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Eeach ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 4 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 5 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Eeach ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 6 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 7 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Eeach ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 8 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 6,701,311 (which represents 46,909,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9% (the 6,701,311 ADSs represent 46,909,177 Class D Shares, which represent approximately 10.9% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 9 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 10 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teléfonos de México, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO** (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON CO

* Each ADS may be exchanged for seven Class D Shares.

** Because the funds are not payable until the consummation of the acquisition of Venholdings, Telmex and América Móvil are considering various sources of funding.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 11 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) América Telecom, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 12 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) América Móvil, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO** (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 4,001,311 (which represents 28,009,177 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5% (the 4,001,311 ADSs represent 28,009,177 Class D Shares, which represent approximately 6.5% of the total Class D Shares outstanding). (See Item 5)

14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for seven Class D Shares.

** Because the funds are not payable until the consummation of the acquisition of Venholdings, Telmex and América Móvil are considering various sources of funding.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 13 of 33

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,700,000 (which represents 18,900,000 Class D Shares) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4% (the 2,700,000 ADSs represent 18,900,000 Class D Shares, which represent approximately 4.4% of the total Class D Shares outstanding) (See Item 5)

14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for seven Class D Shares.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 14 of 33

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to Class D Shares nominal value Bs. 36.90182224915 per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of Compañía Anónima Nacional Teléfonos De Venezuela (CANTV) (“CANTV” or the “Issuer”), with each ADS representing seven Class D Shares.

The Issuer has its principal offices at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under an Amended and Restated Deposit Agreement dated as of September 10, 2000, as amended, among the Issuer, The Bank of New York, as depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 101 Barclay Street, 22nd Floor, New York, New York, 10289.

Item 2.	Identity and Background.

This Statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V. (“CGT”), Teléfonos de México, S.A. de C.V. (“Telmex”), América Telecom, S.A. de C.V. (“América Telecom”), América Móvil, S.A. de C.V. (“América Móvil”) and Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”) (collectively, the “Reporting Persons”).

(1) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of CGT. CGT, through its direct ownership of A shares and AA shares of Telmex and its ability pursuant to certain voting arrangements to direct the voting on all matters (with the exception of the appointment of members to the board of directors and the executive committee) of certain additional AA shares of Telmex, may be deemed to control Telmex. The Slim Family beneficially owns, directly and indirectly, a majority of the outstanding voting equity securities of América Telecom. América Telecom is a holding company that owns a majority of the outstanding voting equity securities of América Móvil. The members of the Slim Family are beneficiaries of a Mexican trust, which owns substantially all of the issued and outstanding voting securities of Inmobiliaria. As a result, each member of the Slim Family may be deemed to share beneficial ownership of all CANTV shares beneficially owned by CGT, Telmex, América Telecom, América Móvil and Inmobiliaria.

(2) CGT is a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”). CGT is a holding company whose principal asset consists of A shares and AA shares of Telmex. As a result, CGT may be deemed to share beneficial ownership of all CANTV shares beneficially owned by Telmex.

CUSIP No. P3055Q103 (Class D); 204421101 (ADSs)	13D	Page 15 of 33

(3) Telmex is a sociedad anónima de capital variable organized under the laws of Mexico. Telmex owns and operates the largest telecommunications system in Mexico; it is the only nationwide provider of fixed-line telephony services and a leading provider of fixed local and long distance telephone services as well as Internet access in Mexico.

(4) América Telecom is a sociedad anónima de capital variable organized under the laws of Mexico. América Telecom is a company with portfolio investments in various companies, including a majority of the outstanding voting equity securities América Móvil. As a result, América Telecom may be deemed to share beneficial ownership of all CANTV shares beneficially owned by América Móvil.

(6) América Móvil is a sociedad anónima de capital variable organized under the laws of Mexico. América Móvil is a holding company that, through subsidiaries, conducts telecommunications businesses in Mexico and various other countries.

(7) Inmobiliaria is a sociedad anónima de capital variable organized under the laws of Mexico; it is a holding company with interests in the real estate industry.

Shares reported as deemed beneficially owned by Telmex and América Móvil include CANTV shares beneficially owned by Oarsman Investments B.V., a besloten vennootschap organized under the laws of The Netherlands, whose interests are owned 50% by a wholly-owned subsidiary of Telmex and 50% by a wholly-owned of América Móvil (the "JV").

The names, addresses, occupations and citizenship of the Slim Family and the executive officers and directors of each of CGT, Telmex, América Móvil, América Telecom and Inmobiliaria are set forth in Schedule I attached hereto.

During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of the Slim Family and CGT and Telmex, none of the directors and executive officers of CGT and Telmex listed on Schedule I, (iii) to the knowledge of the Slim Family and América Móvil and América Telecom, none of the directors and executive officers of América Móvil and América Telecom listed on Schedule I and (iv) to the knowledge of the Slim Family and Inmobiliaria, none of the directors and executive officers of Inmobiliaria listed on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the JV entered into a stock purchase agreement dated as of April 2, 2006 (the “Stock Purchase Agreement”) with two wholly-owned indirect subsidiaries of Verizon (the “Verizon Subsidiaries”), pursuant to which, among other things, the Verizon Subsidiaries agreed to cause their direct subsidiary GTE Venholdings B.V. (“Venholdings”) to vote all shares and ADRs of the Issuer held by Venholdings in accordance

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with certain provisions set forth in the Stock Purchase Agreement. No consideration was paid to Verizon in connection with the execution of the Stock Purchase Agreement.

It is currently anticipated that the consideration to be paid to Verizon upon consummation of the Acquisition (as defined in Item 4) (US$ 676,568,000 in the aggregate, which represents the equivalent of $3.0149 per CANTV share or $21.1041 per ADS (taking into account the number of Class D Shares represented by each ADS)), and the consideration to be paid by the JV upon settlement of the Offers (as defined in Item 4), will be funded 50% from Telmex and 50% from América Móvil.

Each of Telmex and América Móvil are considering various sources of funding for the acquisition of Venholdings and the shares of the Issuer (including the ADSs) tendered in (and not duly withdrawn from) the Offers, upon consummation of the Offers.

The 2,700,000 ADSs held by Inmobiliaria were acquired in open market transactions during August and September of 2005 for total consideration of approximately $36.6 million (excluding brokerage fees), funded from working capital.

Item 4.	Purpose of the Transaction.

(a)-(b) A copy of the press release announcing the execution of the Stock Purchase Agreement is included as Exhibit 99.1 hereto, which is incorporated herein by reference. The Stock Purchase Agreement is included as Exhibit 99.2 hereto and is incorporated herein by reference. Any description of the Stock Purchase Agreement contained herein is qualified in its entirely by reference to Exhibit 99.2.

On April 2, 2006, the Verizon Subsidiaries and the JV entered into the Stock Purchase Agreement pursuant to which the JV, subject to the terms and conditions described therein, agreed:

(i) to purchase 100% of the capital stock (the “Acquisition”) of Venholdings, which holds 4,001,311 ADSs (representing 28,009,177 Class D Shares) and 196,401,427 Class A Shares, nominal value Bs. 36.90182224915 per share (the “Class A Shares”) of the Issuer. The ADSs and Class A Shares of the Issuer held by Venholdings represent in the aggregate approximately 28.5% of the issued and outstanding equity share capital of the Issuer (the percentage of shares owned being based upon 787,140,849 shares outstanding as of September 30, 2005 as set forth in the Issuer’s Form 6-K filed with the United States Securities Exchange Commission (the “6-K”) on November 15, 2005); and

(ii) within ten business days after the closing of the Acquisition, to commence, concurrently (A) a tender offer in Venezuela to acquire any and all of the other outstanding shares of the Issuer at the same price per CANTV share paid in the Acquisition, and (B) a tender offer in the United States to acquire any and all of the other outstanding ADSs at the same price per ADS paid in the Acquisition (each individually, an “Offer,” and collectively, the “Offers”).

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The obligations of the Verizon Subsidiaries and the JV to consummate the Acquisition and the Offers are subject to satisfaction of certain conditions set forth in the Stock Purchase Agreement, including the receipt of certain regulatory and other approvals, opinions, clearances and relief required and/or requested pursuant to Venezuelan and U.S. law.

The purpose of the Stock Purchase Agreement is to acquire Verizon’s indirect equity interest in CANTV through the Acquisition. The purpose of the Offers is to comply with a Venezuelan legal requirement that any person intending to acquire control of 10% or more of the capital stock of a Venezuelan public company must extend the same offer to all shareholders of the company. Accordingly, if the Acquisition is consummated, the JV will be required to make the Offers to acquire any and all of the other outstanding shares of the Issuer at the same per share price and any and all of the other outstanding ADSs at the same price per ADS.

As part of the terms of the Stock Purchase Agreement, and in order to induce the JV to enter into the Stock Purchase Agreement, the Verizon Subsidiaries agreed, among other things, from the date of the Stock Purchase Agreement until the earlier of the termination of the Stock Purchase Agreement and the consummation of the Acquisition, to (A) cause Venholdings to exercise all voting rights with respect to the ADSs and Class A Shares it holds (which represent in the aggregate approximately 28.5% of the issued and outstanding equity share capital of the Issuer based upon 787,140,849 shares outstanding as of September 30, 2005, as set forth in the 6-K) to vote against, subject to certain exceptions, the Issuer taking any of a number of enumerated actions, including: (1) adjusting, splitting, combining, recapitalizing or reclassifying its capital stock, (2) paying or approving dividends, (3) redeeming any shares of its capital stock, (4) granting any options to acquire its capital stock, (5) issuing any of its capital stock, (6) entering into any voting agreements with respect to its capital stock, (7) selling or otherwise disposing of a material amount of its assets or property, (8) making or proposing any change in its estatutos, (9) reducing its paid-in capital, (10) incurring any material debt or guaranteeing any material obligations, (11) merging or consolidating with any other person, (12) increasing benefits to its employees in the aggregate in a material respect or (13) making certain changes with respect to tax matters; and (B) not dispose of the ADSs and Class A Shares that Venholdings holds.

(c) Not applicable.

(d) Also pursuant to the Stock Purchase Agreement, the Verizon Subsidiaries have agreed that, as a condition to the Acquisition, the Verizon Subsidiaries shall cause each member of the Board of Directors of the Issuer (other than the Chairman of the Board) or alternate, who also is an employee of Verizon or a subsidiary of Verizon, to irrevocably tender his resignation to the Issuer, to take effect upon shareholder approval as required by Venezuelan law. In addition, the JV has agreed to vote or cause Venholdings to vote the Issuer securities beneficially owned by it after the closing of the Acquisition in favor of the resignation of the individuals described in the previous sentence.

Following the Acquisition, the JV may seek board representation on the Board of Directors of the Issuer, subject to applicable Venezuelan legal requirements. If the JV acquires a number of CANTV shares and ADSs in the Offers that, together with the CANTV shares and ADSs acquired in the Acquisition or already held by Inmobiliaria (as reported herein), represent more

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than 50% of the outstanding capital stock of CANTV, the Reporting Persons believe that they will have the ability to appoint a majority of the members of the Board of Directors of CANTV.

(e) Not applicable.

(f) As shareholders of CANTV, Telmex and América Móvil (via the JV) intend to be supportive of actions that maintain the high standards of products and services currently provided by CANTV. If the JV acquires sufficient CANTV shares and ADSs pursuant to the Offers to allow the JV to appoint a majority of the members of the board of directors of CANTV, Telmex and América Móvil (via the JV) intend to undertake a review of the business and operations of CANTV to determine the best means of maintaining the high standards of products and services currently provided by CANTV. In such a case, Telmex and América Móvil (via the JV) intend to capitalize on the experience of Telmex and América Móvil and explore potential synergies of CANTV with Telmex and América Móvil (including economies of scale) to further enhance the operations of CANTV for the benefit of CANTV, its shareholders and its customers. In particular, Telmex and America Movil would consider expanding the current coverage of Movilnet wireless service within Venezuela, increasing the coverage, availability and new functionality of CANTV's broadband services, as well as introducing additional data transmission services and products allowing convergence of wireline/broadband/wireless services as technology advances.

(g) Not applicable.

(h)-(i) The JV expects that CANTV would maintain the listing of ADSs on the New York Stock Exchange and registration under the Exchange Act. However, it is possible that, due to decreases in trading volume and the number of ADS holders following the purchase of ADSs pursuant to the Offer in the United States, the ADSs will no longer meet the continued listing requirements of the New York Stock Exchange. In the event that the ADSs fail to meet the continued listing requirements, CANTV or the New York Stock Exchange may choose, at its discretion, to delist the ADSs. In the event that the ADSs are delisted, CANTV may elect to deregister the ADSs (and the Class D Shares) if there are fewer than 300 record holders of the ADSs resident in the United States. Termination of the registration of the ADSs (and Class D Shares) under the Exchange Act would substantially reduce the information required to be furnished by CANTV to holders of ADSs and to the SEC.

(j) Not applicable.

Except as set forth in this statement or the exhibits hereto, none of the Reporting Persons currently has any other plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right to formulate such plans or proposals regarding the Issuer, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

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(a)-(b) (1) CGT, Telmex, América Telecom and América Móvil. Each of CGT, Telmex, América Telecom and América Móvil may, as a result of the terms of the Stock Purchase Agreement described in Item 4(a)-(b) above, be deemed to beneficially own the 4,001,311 ADSs that are held by Venholdings, which represent 28,009,177 Class D Shares in the aggregate (as each ADS represents seven Class D Shares), which is approximately 6.5% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 430,825,000 Class D Shares outstanding as of September 30, 2005, as set forth in the 6-K). Each of the CGT, Telmex, América Telecom, and América Móvil may be deemed to have shared power to vote or to direct the vote of the ADSs that are held by Venholdings.

(2) Inmobiliaria. Inmobiliaria directly holds 2,700,000 ADSs, which represent 18,900,000 Class D Shares in the aggregate (as each ADS represents seven Class D Shares), which is approximately 4.4% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 430,825,000 Class D Shares outstanding as of September 30, 2005, as set forth in the 6-K). Inmobiliaria has shared power to vote and dispose of the ADSs held by it.

(3) The Slim Family. The Slim Family, as a result of the Stock Purchase Agreement and the ADSs owned by Inmobiliaria, may be deemed to beneficially own 6,701,311 ADSs, which represent 46,909,177 Class D Shares in the aggregate (as each ADS represents seven Class D Shares), which is approximately 10.9% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 430,825,000 Class D Shares outstanding as of September 30, 2005, as set forth in the 6-K). The Slim Family may be deemed to have shared power to vote and dispose of the ADSs that are held by Inmobiliaria and shared power to vote the ADSs that are held by Venholdings.

Except as described in this Schedule 13D, none of the Slim Family, CGT, Telmex, América Telecom or América Móvil (i) are entitled to any rights as a stockholder of the Issuer as to the CANTV shares and ADSs that are subject to the Stock Purchase Agreement or (ii) have any right to dispose or direct the disposition of the CANTV shares and ADSs that are subject to the Stock Purchase Agreement.

Pursuant to Rule 13d-4 under the Act, each Reporting Person hereby states that this Schedule 13D shall not be deemed an admission that such Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any of CANTV shares or ADSs that are subject to the Stock Purchase Agreement, and each Reporting Person hereby expressly disclaims beneficial ownership of such CANTV shares and ADSs.

(c) Except as described in this Schedule 13D, no shares of the Issuer are benefically owned, and there have been no transactions in the shares of the Issuer during the past 60 days, in each case (i) by any Reporting Person, (ii) to the knowledge of the Slim Family, CGT and Telmex, by the directors and executive officers of CGT and Telmex listed on Schedule I, (iii) to the knowledge of the Slim Family, América Telecom and América Móvil, by the directors and executive officers of América Telecom and América Móvil listed on Schedule I, and (iv) to the knowledge of the Slim Family and Inmobiliaria, by the directors and executive officers of Inmobiliaria listed on Schedule I.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.1 and 99.2 attached hereto is incorporated herein by reference. The management of the JV is governed by an agreement between Sercotel, S.A. de C.V., a wholly-owned subsidiary of América Móvil, and Controladora de Servicios de Telecomunicaciones, S.A. de C.V., a wholly-owned subsidiary of Telmex (the “JV Shareholders Agreement”), which requires, inter alia, a majority vote of the board of managing directors of the JV in order to cause the JV to exercise its rights under the Stock Purchase Agreement and, upon consummation of the Acquisition, and the Offers thereafter, to direct the disposition and voting of any shares of the Issuer (including ADRs) held directly by the JV or by Venholdings. The JV Shareholders Agreement is included as Exhibit 99.3 hereto and is incorporated herein by reference. Any description of the JV Shareholders Agreement contained herein is qualified in its entirely by reference to Exhibit 99.3.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated April 3, 2006
99.2	Stock Purchase Agreement, dated as of April 2, 2006, by and among GTE Venezuela S.a.r.l. and Verizon International Holdings Inc., as the Sellers and Oarsman Investments B.V., as the Buyer
99.3	Shareholders Agreement of Oarsman Investments B.V., dated as of April 12, 2006, by and among Sercotel, S.A. de C.V. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V.
99.4	Powers of Attorney
99.5	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
Eduardo Valdés Acra
Marco Antonio Slim Domit	Attorney-in-Fact
April 12, 2006
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

CARSO GLOBAL TELECOM, S.A. DE C.V.

By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: Adolfo Cerezo Pérez
Title: Attorney-in-Fact

AMÉRICA TELECOM, S.A. DE C.V.

By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

AMÉRICA MÓVIL, S.A. DE C.V.

By: Alejandro Cantú Jiménez
Title: Attorney-in-Fact

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INMOBILIARIA CARSO, S.A. de C.V.

By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

SCHEDULE I

THE SLIM FAMILY

Paseo de las Palmas No. 736, Colonia Lomas de Chapultepec, 11000 México D.F., México

All of the individuals listed below are citizens of México.

Name	Principal Occupation
Carlos Slim Helú

Chairman Emeritus of the Board of Teléfonos de México, S.A. de C.V., Chairman Emeritus of the Board of América Móvil, S.A. de C.V., Chairman Emeritus of the Board of Carso Global Telecom, S.A. de C.V., Chairman Emeritus of the Board of América Telecom, S.A. de C.V., Chairman Emeritus of the Board of Grupo Carso, S.A. de C.V., Chairman of the Board of Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. and Chairman of the Board of Carso Infraestructura y Construcción, S.A. de C.V.

Carlos Slim Domit	Chairman of the Board of Teléfonos de México, S.A. de C.V., Chairman of the Board of Grupo Carso, S.A. de C.V. and President of Grupo Sanborns, S.A. de C.V.
Marco Antonio Slim Domit	Chairman of the Board and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V.
Patrick Slim Domit	Chairman of the Board of América Móvil, S.A. de C.V., Chairman of the Board of América Telecom, S.A. de C.V. and Vice President of Commercial Markets of Teléfonos de México, S.A. de C.V.
María Soumaya Slim Domit	President of Museo Soumaya
Vanessa Paola Slim Domit	Private Investor
Johanna Monique Slim Domit	Private Investor

23

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CARSO GLOBAL TELECOM, S.A. DE C.V.

Insurgentes Sur No. 3500, Col. Peña Pobre, Delegación Tlalpan, 14060 México D.F., México

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Chairman Emeritus)	Honorary Lifetime Chairman of Grupo Carso, S.A. de C.V., Telmex, América Telecom, América Móvil and Grupo Financiero Inbursa, S.A. de C.V.
Jaime Chico Pardo (Chairman)	Chief Executive Officer of Telmex, Director of América Móvil; member of the boards of directors of América Telecom, Telmex, Grupo Carso, S.A. de C.V. and Honeywell International.
Claudio X. González Laporte (Director)

Chief Executive Officer of Kimberly Clark de México, S.A. de C.V., member of the boards of directors of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V. Various positions at the Kimberly Clark Corporation.

José Humberto Gutiérrez-Olvera Zubizarreta (Director)	Chief Executive Officer of Grupo Carso, S.A. de C.V.
Juan Antonio Pérez Simón (Director)

Vice-Chairman of Telmex; Chairman of and member of the Executive Committee of Sanborns Hermanos and Director of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V., América Telecom and Sears Roebuck de México, S.A. de C.V.

Carlos Slim Domit (Vice-Chairman)

Chairman of Telmex, Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., US Commercial Corp., and Phillip Morris-Cigatam; Vice-Chairman of América Telecom. Chief Executive Officer of Sanborns Hermanos.

24

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Executive Officers
Jaime Chico Pardo (Chief Executive Officer)

Chief Executive Officer of Telmex, Vice-Chairman of the board of directors of Telmex; member of the boards of directors of América Telecom, Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International.

Armando Ibáñez Vázquez (Chief Financial Officer)	Chief Financial Officer of Carso Global Telecom, S.A. de C.V.

25

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TELÉFONOS DE MÉXICO, S.A. DE C.V.

Parque Vía No. 190, Colonia Cuauhtémoc, 06599 México, D.F., México

Except as noted below, all of the individuals listed below are citizens of México.

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Chairman Emeritus)	Honorary Lifetime Chairman of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, América Móvil and Grupo Financiero Inbursa, S.A. de C.V.
Carlos Slim Domit (Chairman and Chairman of the Executive Committee)

Chairman of Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., US Commercial Corp. and Phillip Morris-Cigatam; Vice-Chairman of Carso Global Telecom, S.A. de C.V. and América Telecom. Chief Executive Officer of Sanborns Hermanos.

Jaime Chico Pardo (Vice Chairman; Member of the Executive Committee)

Chief Executive Officer of Telmex, Director of América Móvil; member of the boards of directors of América Telecom, Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International.

Emilio Azcárraga Jean (Director)	Chairman, Chairman of the Executive Committee and President of Grupo Televisa, S.A. de C.V., Director of Banamex-Accival, Consejo Mexicano de Hombres de Negocios, A.C., Univisión, and Grupo CIE.
Antonio Cosío Ariño (Director; alternate member of the Executive Committee)

Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A. de C.V., Chairman of, Grupo Hotelero Brisas, S.A. de C.V., Bodegas de Santo Tomás, S.A. de C.V., Director of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. and Banamex-Accival.

26

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Laura Diez Barroso de Laviada (Director)	President of Tenedora y Promotora Azteca, S.A. de C.V., Director of Grupo Financiero Inbursa, S.A. de C.V., Sociedad del Centro Histórico and Royal Caribbean International.
Amparo Espinosa Rugarcía (Director)	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
Elmer Franco Macías (Director)

Director and Chief Executive Officer of Infra, S.A. de C.V., Director of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporación Infra, S.A. de C.V. and Conglomerado Industrial y Metaloides, Banco Nacional de México, S.A.

Ángel Losada Moreno (Director)

Chairman and Chief Executive Officer of Grupo Gigante, S.A. de C.V., Chairman of Oficce Depot de México, S.A. de C.V., Director of Grupo Financiero Banamex-Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute.

Rómulo O’Farrill Jr. (Director)

Chairman and Chief Executive Officer of Novedades de Acapulco, S.A. de C.V., Chairman of Grupo Automotriz O’Farrill y Balderrama, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. and Distribuidora O’Farrill Puebla, S.A. de C.V.

Juan Antonio Pérez Simón (Vice Chairman; member of the Executive Committee)

Chairman of and member of the Executive Committee of Sanborns Hermanos, and Director of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V., América Telecom and Sears Roebuck de México, S.A. de C.V.

Fernando Senderos Mestre (Director)

Chairman and Chief Executive Officer of Desc, S.A. de C.V., Director of Industrial Peñoles, S.A. de C.V., Grupo Televisa, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V., Consejo Mexicano de Hombres de Negocios, A.C.

27

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Marco Antonio Slim Domit (Director; alternate member of the Executive Committee)

Chairman and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V. Director of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom and Grupo Sanborns, S.A. de C.V.

Rayford Wilkins (Director)	Group President of AT&T International Operations. He is a U.S. citizen.
Richard P. Resnick (Director and member of the Executive Committee)	President of AT&T Mexico. He is a U.S. citizen.
Robert L. Henrichs (Director and member of the Executive Committee)	Chief Financial Officer of AT&T México. He is a U.S. citizen.
Rafael Kalach Mizrahi (Director)

Chairman and Chief Executive Officer of Grupo Kaltex, S.A. de C.V., Director of Grupo Carso, S.A. de C.V., Sears Roebuck, S.A. de C.V. and Grupo Sanborns, S.A. de C.V. and US Commercial Corp., S.A. de C.V.

Ricardo Martín Bringas (Director)

Chief Executive Officer of Organización Soriana, S.A. de C.V. Director of Banco HSBC México, S.A., Grupo Financiero Banamex-Accival, Grupo Financiero Banorte, S.A., ING México, and member of Consejo Mexicano de Hombres de Negocios, A.C.

Executive Officers
Jaime Chico Pardo	Chief Executive Officer
Adolfo Cerezo Pérez	Chief Financial Officer

28

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AMÉRICA TELECOM, S.A. DE C.V.

Insurgentes Sur No. 3500, Col. Peña Pobre, Delegación Tlalpan, 14060 México D.F., México

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Director and Chairman Emeritus)	Honorary Lifetime Chairman of the boards of directors of Grupo Carso, Carso Global Telecom, América Móvil, Telmex and Grupo Financiero Inbursa.
Jaime Chico Pardo (Director and Vice Chairman of the Board)

Chief Executive Officer of Telmex, Vice-Chairman of the board of directors of Telmex; member of the boards of directors of América Móvil, Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International.

Claudio X. González Laporte (Director)

Chief Executive Officer of Kimberly Clark de México, S.A. de C.V., member of the boards of directors of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V. Various positions at the Kimberly Clark Corporation.

Patrick Slim Domit (Director and Vice Chairman of the Board)

Member of the boards of directors of Carso Global Telecom, S.A., América Móvil, U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V. Chief Executive Officer of Grupo Carso, S.A. de C.V.

Juan Antonio Pérez Simón (Director)

Vice Chairman; member of the Executive Committee of Telmex; Chairman of and member of the Executive Committee of Sanborns Hermanos and Director of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Cigarros La Tabacalera Mexicana, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.

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Carlos Slim Domit (Director)

Chairman and Chairman of the Executive Committee of Telmex; Chairman of Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., US Commercial Corp., S.A. de C.V and Phillip Morris-Cigatam; Vice-Chairman of Carso Global Telecom, S.A. de C.V. and América Telecom. Chief Executive Officer of Sanborns Hermanos.

Executive Officers
Daniel Hajj Aboumrad (Chief Executive Officer)	Chief Executive Officer of América Móvil.

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AMÉRICA MÓVIL, S.A. DE C.V.

Lago Alberto No. 366, Colonia Anáhuac, 11320 México, D.F., México

Except as set forth below, all of the individuals listed below are citizens of México.

Name and Position	Principle Occupation
Directors
Carlos Slim Helú (Honorary Lifetime Chairman)	Honorary Lifetime Chairman of the boards of directors of Grupo Carso, Carso Global Telecom, América Telecom, Telmex and Grupo Financiero Inbursa.
Patrick Slim Domit (Chairman and member of the Executive Committee)

Member of the boards of directors of Carso Global Telecom, S.A., América Telecom, S.A., U.S. Commercial Corp., S.A. de C.V. and Grupo Sanborns, S.A. de C.V. Chief Executive Officer of Grupo Carso, S.A. de C.V.

Daniel Hajj Aboumrad (Director and member of the Executive Committee)

Chief Executive Officer of América Móvil, member of the boards of directors of Carso Global Telecom, América Telecom and Grupo Carso, S.A. de C.V. Chief Executive Officer of Hulera Euzkadi, S.A. de C.V.

Jaime Chico Pardo (Director)

Chief Executive Officer of Telmex, Vice-Chairman of the board of directors of Telmex; member of the boards of directors of América Telecom, Carso Global Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International.

Alejandro Soberón Kuri (Director and Chairman of the Audit Committee)

Chairman and Chief Executive Officer of Corporación Interamericana de Entretenimiento, S.A. de C.V. Director of Telmex, Bolsa Mexicana de Valores, S.A. de C.V. and Corporación Interamericana de Entretenimiento, S.A. de C.V.

María Asunción Aramburuzabala Larregui (Director)

Chief Executive Officer of Tresalia Capital, member of the boards of directors of Grupo Modelo, S.A. de C.V., Grupo Televisa, S.A. de C.V., Grupo Financiero Banamex-Accival, S.A. de C.V. and KIO Networks, former President of Tresalia Capital.

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Rafael Robles Miaja (Director and Corporate Secretary)	Partner of Galicia y Robles, S.C. Corporate Secretary of Carso Global Telecom, S.A. de C.V., Sears Roebuck de México, S.A. de C.V., América Telecom and Parras Cone de México, S.A. de C.V.
Rayford Wilkins (Director and member of the Executive Committee)	Group President of AT&T International Operations. He is a U.S. citizen.
John Stephens (Director)	Vice President and Controller of AT&T, Inc. He is a U.S. citizen.
Claudio X. González Laporte (Director and member of the Compensation Committee)

Chief Executive Officer of Kimberly Clark de México, S.A. de C.V., member of the boards of directors of the Kimberly Clark Corporation, Kellogg Company, IBM Latin America and Grupo Carso, S.A. de C.V. Various positions at the Kimberly Clark Corporation.

David Ibarra Muñoz (Director and member of the Audit Committee and the Compensation Committee)	Member of the board of directors of Grupo Financiero Inbursa, S.A. de C.V. Chief Executive Officer of Nacional Financiera, served in the Mexican Ministry of Finance and Public Credit.
Carlos Bremer Gutiérrez (Director and member of the Audit Committee)	Member of the board of directors of Grupo Financiero Value, S.A. de C.V. Chief Operating Officer of Ábaco Casa de Bolsa, S.A. de C.V.
Executive Officers
Daniel Hajj Aboumrad	Chief Executive Officer

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INMOBILIARIA CARSO, S.A. de C.V.

Avenida Insurgentes Sur No. 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México D.F., México

All of the individuals listed below are citizens of México.

Name and Position	Principal Occupation
Directors
Carlos Slim Helú

Chairman Emeritus of the Board of Telmex, Chairman Emeritus of the Board of América Móvil, Chairman Emeritus of the Board of Carso Global Telecom, S.A. de C.V., Chairman Emeritus of the Board of América Telecom, Chairman Emeritus of the Board of Grupo Carso, S.A. de C.V. Chairman of the Board of Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. and Chairman of the Board of Carso Infraestructura y Construcción, S.A. de C.V.

Carlos Slim Domit	Chairman of the Board of Telmex, Chairman of the Board of Grupo Carso, S.A. de C.V. and President of Grupo Sanborns, S.A. de C.V.
Marco Antonio Slim Domit	Chairman of the Board and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V.
Patrick Slim Domit	Chairman of the Board of América Móvil, Chairman of the Board of América Telecom and Vice President of Commercial Markets of Telmex.
María Soumaya Slim Domit	President of Museo Soumaya
Vanessa Paola Slim Domit	Private Investor
Johanna Monique Slim Domit	Private Investor
Executive Officers
Patrick Slim Domit	Chief Executive Officer

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